THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

April 16, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 6010
Attn:  H. Roger Schwall

Re:        United Mines, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed March 20, 2009
File No. 333-156494

Dear Mr. Schwall:

We herein provide the following responses to your comment letter dated April 3, 2009, regarding the above-listed form for United Mines, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing a second amended Registration Statement on Form S-1/A to address the comments (the “Amended Filing”).

General

1.
We may have additional comments once you file a responsive amendment that includes current, updated information. For example, you will need to file updated financial statements, and you will need to provide current information in your MD&A and Certain Relationships sections. In that regard, see also Item 404(d) of Regulation S-K.

The Company has updated the Amended Filing to include its audited financial statements for the year ended December 31, 2008, and updated the related disclosure where appropriate, including its MD&A and Certain Relationships sections.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

H. Robert Schwall
April 16, 2009

MD&A

Liquidity and Capital Resources, page 43

2.
We note your reference to the “loan agreements” in your response to prior comment 7. Expand the “cash requirements” disclosure to describe the loans, and expand the Summary and Business sections to describe all agreements with your principals in greater detail.

The Company has included additional disclosure in its “cash requirements” and its Certain Relationships sections regarding the agreements it has in place with its principles.

3.
Clarify in necessary detail the nature of the agreements. For example, with regard to the loan agreements, disclose all of the following information plus any other material information needed to inform the reader about each such agreement:

•	the date the agreement was entered into;
•	the material terms, including the repayment date, internet rate, any security interests, etc;
•	the total amount loaned to date(specify for this purpose the most current date practicable); and
•	the maximum aggregate amount that is the subject of each loan agreement.

The Company has included additional disclosure in its “cash requirements” and its Certain Relationships sections regarding the agreements it has in place with its principles.

4.	Discuss how, when and under what circumstances the terms of the agreements were determined.

The Company has included additional disclosure in its “cash requirements” and its Certain Relationships sections regarding the agreements it has in place with its principles.

Exhibits

5.
We may have additional comments once you file all omitted exhibits, including the legality opinion and your material contracts. Omitted material contracts would include the agreements with Glenn Martin and Nicole Breen to “pay for our necessary business expenses for at least the next twelve months” that you cite at page 43 and in your response to prior comment 7.

The Company has included the legality opinion as an exhibit to the Amended Filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

H. Robert Schwall
April 16, 2009

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.